January 22, 2008
Mr. John Cash
Mr. Bret Johnson
US Securities and Exchange Commission
450 Fifth Street N. W.
Washington D. C. 20549
     Re:     PDG Environmental, Inc. Form 10-K for Fiscal Year Ended January 31, 2007 File No. 0-13667
Dear Sirs,
I am providing the information below in response to the questions from your letter dated January 10, 2008
FORM 10-K FOR FISCAL YEAR ENDED JANUARY 31, 2007

General-Cover Page

1.	In future filings we will complete the Form with the applicable period data as noted in your letter dated January 10, 2008. The aggregate market value of the voting stock held by non-affiliates of the Company was $27,727,000 as of July 31, 2006 (the last business day of the Company’s most recently completed second fiscal quarter), computed on the basis of the average of the bid and asked prices on such date.

Management’s Discussion and Analysis page 14 and Liquidity and Capital Resources, page 21

2.	In the future we will expand our liquidity discussion to provide the underlying analysis and explanations of the sources and uses of cash and material changes in particular items per Section IV of Release 33-8350.

3.	As noted on page F-15, the Company was not in compliance with its debt covenants as of the balance sheet date. Subsequent to the balance sheet date such covenants were amended which retroactively enabled the Company to be in compliance with the covenants at January 31, 2007. In future filings we will also include such disclosure in the Liquidity and Capital Resources section of Form 10-K.

Contractual Obligation, page 22

4.	We will revise future filings to include interest commitments or will provide a textual discussion of this obligation in a note to the table per footnote 46 to Release 33-8350.

Item 9A.2© Changes in Internal Control Over Financial Reporting, page 23

5.	In future filings we will clearly disclose whether there have been any changes in our internal control structure per Item 308 (c) of Regulation S-K. The only changes that were made in the fourth quarter were those noted in this section and no reference to other sections should have been included.

January 25, 2008

Signature Page, page 30

6.	The actual date was unintentionally omitted from the final filing.. The date should have been noted as May 16, 2007. We will ensure for future filings that the appropriate date is noted.

Statement of Operations

7.	Other than the professional costs of $222,000 incurred to investigate the fraud, the bulk of the remaining costs are comprised of a net receivables write-off (net of any gross margin previously recognized on fraudulent billings). These costs are excluded from operating income as such costs/events are not part of normal operations and would distort the readers’ ability for comparability if they were included in operations. In addition, the operating location where such fraud costs were incurred was closed and thus no recurring business operations for that location.

8.	The decision to close the Phoenix location was prior to the end of our fiscal year as noted on page 19 of Form 10-K and thus the Company felt that treatment outside the operating income line was appropriate similar to the closure of the Seattle location which also had an impairment charge in the same fiscal year.

Statements of Cash Flows, page F-8

9.	The reconciliation you requested is noted below. The non-cash dividend has been reflected in future filings as a non-cash item outside of the financing activities.

	Preferred	Non-cash	Non-cash
	Stock	Interest Exp	Dividend
Beginning balance	2,803,000	—	—

Preferred stock converted to Common	(2,326,000)

Accretion impact of converted shares	1,214,000	1,214,000

Accretion other than converted shares-over allotment	110,000	110,000

Accretion other than converted shares-original shares	404,000	404,000

Non-cash dividend	345,000		345,000

Balance	2,550,000	1,728,000	345,000

Note 2- Significant Accounting Policies, page F-9 Contracts Receivable and Allowance for Uncollectible Accounts page F-10

10.	Payments for our services are typically due within 30 days of billing. As noted on page F-12, included in contracts receivables is retainage receivables of approximately $1.6 million which is not typically due/paid until the services have been accepted by the customer at the end of the contract period. In addition, the nature of the construction industry is such that increased days revenue in receivables days would not be considered outside the norm due to the nature of the payers which would include governmental entities, insurance companies and other parties whose typical pay cycle is longer than 30

January 25, 2008

days. We will add additional disclosure in future filings in both the Significant Accounting Policies section and the MD&A liquidity discussion as you have noted in your letter dated January 10, 2008.
FORM 10-Q FOR THE PERIOD ENDED JULY 31, 2007
Note 6 —Stock Options, page 10

11.	The Company recognizes compensation expense for stock-based compensation based on the grant date fair value ratably over the requisite service period following the date of grant. The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the assumptions noted from the Form 10-Q. In future filings we will appropriately disclose such as well as include any additional disclosures as required by paragraphs 64-65 of SFAS 123(R)
     In addition as requested in your letter, I am acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding any of the responses noted above please feel free to call me directly at 412-243-3200 x 15.
Sincerely,
/s/ Nick Battaglia
Nick Battaglia
CFO
PDG Environmental, Inc.